

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 18, 2015

John Fredriksen
Chief Executive Officer
Frontline Ltd.
Par-la-Ville Place
14 Par-la-Ville Rd.
Hamilton, HM 08
Bermuda

> **Re:** **Frontline Ltd.**
> **Registration Statement on Form F-4**
> **Filed August 24, 2015**
> **File No. 333-206542**

Dear Mr. Fredriksen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Merger, page 75

Background of the Merger, page 75

1. Please disclose how the parties came to agreement on the exchange ratio. Please describe any meetings where the exchange ratio was discussed and any material developments at such meetings, and identify the individuals in attendance. In addition, you mention the involvement of Mr. Østern in the meetings between the companies. Please identify the position that Mr. Østern holds with either company.

2. Please revise to explain the factors that the Frontline Ltd. board considered in approving the merger, and disclose the reasons why the board determined to go forward with the merger.

Where You Can Find More Information, page 134

3. We note that on August 27, 2015 you provided interim financial information for the registrant in a current report on Form 6-K. Please revise your registration statement to provide such interim financial information in your prospectus, or to incorporate such information by reference. Refer to Item 10(b) of Form F-4 and Item 8.A.5 of Form 20-F. Please also refer to Item 11 of Form F-4 regarding incorporation by reference. Please also update the pro forma financial information that you have provided in your filing. Refer to Item 5 of Form F-4, and Article 11 of Regulation S-X.

Financial Statements of Frontline 2012 Ltd.

4. We note that on August 27, 2015 you filed interim financial information for Frontline 2012 Ltd. under Rule 425. Please revise your registration statement to provide such interim financial information in your prospectus. Refer to Item 17(b)(6) of Form F-4 and Item 8.A.5 of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Julie Griffith at (202) 551-3267 or me at (202) 551-3584 with any questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure